                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                        SEC File Number  0-21204
                                                                        --------
                                                        CUSIP Number 824814-10-5
                                                                     -----------


     (Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


                  For Period Ended:  December 29, 2000
                                     -----------------
                  [ ]    Transition Report on Form 10-K
                  [ ]    Transition Report on Form 20-F
                  [ ]    Transition Report on Form 11-K
                  [ ]    Transition Report on Form 10-Q
                  [ ]    Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------------


--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION


--------------------------------------------------------------------------------

Full Name of Registrant
Former Name if Applicable

                           Southern Energy Homes, Inc.
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                          Highway 41 North P.O. Box 269
--------------------------------------------------------------------------------
City, State and Zip Code
                                Addison, AL 35540
--------------------------------------------------------------------------------

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]     (a)   The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable
                   effort or expense;
     [X]     (b)   The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
                   quarterly report or transition report on Form 10-Q, or
                   portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [ ]     (c)   The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.


                                                         SEC 1344 (11091)

--------------------------------------------------------------------------------

PART III - NARRATIVE

--------------------------------------------------------------------------------
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to file its Annual Report on Form 10-KSB for the Year ended December 29, 2000 within the prescribed time period because an officer who is a required signatory on the Form 10-KSB is out of the Country and unavailable to sign the Form. The Company intends to file its Annual Report on Form 10-KSB on or before 15th calendar day following the prescribed due date.
--------------------------------------------------------------------------------

PART IV - OTHER INFORMATION

--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

         James A. Hasty                       205                 747-8589
         -----------------------------------------------------------------------
         (Name)                            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            Yes [X]    No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes [X]    No [ ]

The Company expects to report a net loss of approximately $17.1 million for the Year ended December 29, 2000, compared to a net loss of approximate $1.6 million for the year ended December 31, 1999. Revenues for the year ended December 29, 2000 were approximately $185.4 million, compared to approximately $263.9 million for the comparable prior period. Primarily as a result of the decline in revenue, gross profit for the year ended December 29, 2000 declined approximately $17.8 million to approximately $34.3 million, compared to approximately $52.1 million, for the comparable prior period. Operating expenses for the year ended December 29, 2000 declined approximately $3.4 million to approximately $49.6 million. Accordingly, the increase in net loss of approximately $15.5 million for the year ended December 29, 2000, as compared with the comparable prior period, is primarily attributable to the decrease in gross profit of approximately $17.8 million, resulting primarily from the decline in revenues, partially offset by the approximate $3.4 million decrease in operating expenses.

                           Southern Energy Homes, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 28, 2001                        By /s/ James A. Hasty
                                             -----------------------------------
                                                Name:  James A. Hasty
                                                Title: Corporate Controller



                                                         SEC 1344 (11091)